ABLEAUCTIONS.COM, INC.

Suite 200 – 1963 Lougheed Highway

Coquitlam, British Columbia V3K 3T8

November 17, 2008

VIA EDGAR

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ableauctions.com, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 6, 2008
Your File No. 1-15931

Dear Mr. Orlic:

This letter is in response to your letter dated November 13, 2008.  For your ease of reference, we have repeated your comment in this response.  We have also enclosed a draft of Amendment No. 2 to our Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

General

Please update the interim financial information presented for both companies as required by Article 8 of Regulation S-x, and correspondingly, management’s discussion and analysis of financial condition and results of operations.

1.  We have revised the disclosure as you requested.  Please see pages 17 and 18 of the Amendment.

Summary Information About Proposal 4, page 4

We note your statements that in 2009 you estimate your revenue may exceed $20 million, and that if you are successful with the development and sale of the property you expect to achieve “record profits.”  Expand your discussion to provide a reasonable basis for your projections.  Refer to Item 10(b)(1) of Regulation S-K.

2.  We have revised the disclosure as you requested.  Please see pages 4 and 19 of the Amendment.

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

November 17, 2008

Proposal 4:  To Seek Approval of the Acquisition of a 50% Interest in Surrey Central City Holdings Ltd. and the Issuance of Shares of Our Common Stock in Accordance with the Terms of a Convertible Promissory Note Signed in Conjunction Therewith.

Information About Surrey Central Holdings Ltd., Page 16

We note that you have not provided audited financial statements for the most recent fiscal year for Surrey.  Please provide us with your analysis as to why such financial statements are not required.

3.  Item 14 of Schedule 14A says in subparagraph (c):

Information about the parties to the transaction

2.  Acquired company.  Furnish the information required by Part C (Information with Respect to the Company Being Acquired) of Form S-4 or Form F-2, as applicable.

Form S-4 at Item 17, subparagraph (b)(7) says to furnish “[f]inancial statements that would be required in an annual report sent to security holders under Rules 14a-3(b)(1) and (b)(2) if an annual report was required.”  Instruction number 1 to this section says, “The financial statements required by this paragraph for the latest fiscal year need be audited only to the extent practicable…”

Surrey’s financial statements have not been audited and they will not be audited if this transaction is not approved by the shareholders and the acquisition cannot be made.  If the transaction is approved by the shareholders, Surrey’s financial statements must be audited and filed with the Current Report disclosing the acquisition.  Surrey would rather not go to the expense of having its financial statements audited without first knowing whether the transaction will be approved by the Company’s shareholders.

Expand your disclosure to briefly discuss Surrey’s plan of operations for the next 12 months.

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

November 17, 2008

4.  We have revised the disclosure to include the information you requested.  Please see page 16 of the Amendment.

In making this response we acknowledge that:

•

Ableauctions.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Ableauctions.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  Because our annual shareholders meeting is scheduled for December 17, 2008, we would appreciate receiving any additional comments you have at your earliest convenience.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Mr. Sapone’s telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

ABLEAUCTIONS.COM, INC.

By:	/s/ Abdul Ladha
Abdul Ladha, Chief Executive Officer